UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In October 2023, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated October 13, 2023: Late-breaking amlitelimab Phase 2b data presented at EADV show potential best-in-class profile in atopic dermatitis

Exhibit 99.2	Press Release dated October 18, 2023: TZIELD® Phase 3 data presented at ISPAD shows potential to slow the progression of Stage 3 type 1 diabetes in newly diagnosed children and adolescents; full data simultaneously published in The New England Journal of Medicine

Exhibit 99.3	Press Release dated October 19, 2023: Sanofi delivers first medicines from Global Health Unit’s Impact brand portfolio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 20, 2023		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger Title: Head of Securities Law and Capital Markets